

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2014

Via E-mail
Mark Linkorst
Chief Executive Officer
VitaCig, Inc.
800 Bellevue Way NE, Suite 400
Bellevue, WA 98004

      Re: VitaCig, Inc.
                Amendment No. 1 to Registration Statement on Form S-1
                Filed June 19, 2014
                File No. 333-195397

Dear Mr. Linkhorst:

      We have reviewed your responses to the comments in our letter dated May 16, 2014 and have the following additional comments.

General

1. We note your response to our prior comment 2. We note in your response that you "believe [you] meet the statutory definition of an emerging growth company." Please provide us an analysis as to why you believe you are an emerging growth company, given the distribution of shares that is categorized as a spin-off, from mCig.

Calculation of Registration Fee, page 2

2. It appears that footnote (3) is missing. Please revise or advise.

Outside Cover Page of Prospectus

3. We note the statement that "[i]t is not, and is not to be construed as, an inducement or encouragement to buy or sell any of VitaCig's securities or those of MCIG." In your response to us please tell us how you believe this statement is consistent with the fact that this registration statement is an offering document being filed pursuant to Section 5 of the Securities Act.

Prospectus Summary, page 6

4. We note your response to our prior comment 4. Please remove the references to
    selling shareholders and selling security holders from the subject to completion
    legend on the top of the prospectus cover page and the first paragraph on page 6.
    In addition please remove the reference to a resale under the "Net Proceeds to us"
    discussion on page 8. In the alternative please tell us why this disclosure is still
    appropriate. Please also tell us why it is appropriate to include the statement on
    page 3 "The shareholders of mCig receiving shares in the distribution may be
    considered underwriters within the meaning of the Securities Act of 1933 in
    connection with the resale of the distributed shares."

5. We note your response to our prior comment 7 and reissue in part. In one of your
    opening paragraphs, please disclose that you have had no revenues to date, your
    net losses, that you are a development stage company, and that your auditor has
    issued a going concern opinion.

6. We note your response to our prior comment 8. Please revise to disclose how
    long you anticipate your present capital will last at your current burn rate without
    the addition of capital.

Our Business, page 6

7. In the third paragraph under this heading, you state your confidence that your
    parent mCig will make available to you the majority of your financing needs over
    the next 12 months of $350,000 with any remainder of this amount coming from
    outside investors. On page 26 you state that as your largest shareholder, mCig
    will continue to fund your development through shareholder loans or equity
    capital injections. Since mCig will no longer own a majority interest in you after
    the intended spin off, it appears that mCig may no longer be considered your
    parent company after the spin-off. Please clarify this throughout your filing
    where appropriate or advise. Also, please substantiate the basis for your belief
    that mCig will continue to fund you after the spin-off and in sufficient amount to
    meet your needs. Disclose any arrangements you have or will have in place with
    mCig for this purpose.   Further, state the basis for your belief that any remaining
    financing needs will be provided by outside investors, including any arrangements
    that you have or will have for this purpose. If no funding arrangements are or will
    be in place with any parties after the spin-off, please disclose this and that there is
    no assurance that your funding needs will be satisfied.

Electronic Cigarettes, page 6

8. We note your response to our prior comment 14. Please clarify what you mean
    that you have "experienced organic interest" in your products from CNBC or
    remove.

Risk Factors, page 9

9. We note your response to our prior comment 18 and reissue. Please add risk factors that discuss the risk that it may not be possible for you to have adequate internal controls because two people occupy all of the corporate positions. Please also add a separate risk factor addressing the fact that there may not be funds available for net income because these two directors and officers will determine their salary and perquisites. In the alternative explain why these risk factors are not necessary.

Risks Related to our Business, page 9

10. We note your response to our prior comment 20 and reissue. We note the risk factor on page 10 to which you refer in your response letter. Please also include a separate risk factor to discuss the competition you face from other companies offering electronic cigarettes with vitamins, as distinct from those companies offering electronic cigarettes without vitamins, as well as the fact that a better financed company can make and market a product virtually identical to yours but at a lower price since it does not appear patented.

If we experience product recalls, page 10

11. We note your response to our prior comment 22. Please reconcile the disclosure in your new risk factor about the absence of product recall insurance, with your disclosure in this risk factor indicating that a recall could result in unexpected expenditures that could "exceed our product recall insurance coverage limits." We suggest that you consider combining the two risk factors.

We rely on Chinese factories for the production of our products, page 10

12. Consistent with your disclosure on page 22, please disclose here that you do not currently have any exclusive product or distribution arrangements with your manufacturer.

Internet security poses a risk to our e-commerce sales, page 11

13. We note your response to our prior comment 23, but are unable to locate any applicable revisions. Please reconcile your statement here that you presently generate sales through your website, with your disclosure elsewhere that you have not yet generated revenues.

Our compliance with the Sarbanes-Oxley Act, page 13

14. We note your response to our prior comment 24. Please remove the word "sole" to describe your officers, since you have more than one officer.

15. We note your response to our prior comment 25 and reissue. Please provide an estimate of the additional costs you expect to incur as a public company and address any risk of the ability of your company to absorb such costs.

Capitalization, page 18

16. We note your response to our previous comment 29. The word "unaudited" is still in the table. Please revise.

17. We note your response to our previous comment 48 and the related revisions. Please conform the presentation here to that for stockholders' deficit in the balance sheet on page F-2 to include a line for "shares issued at spin off, discount from Par Value."

Business, page 19

18. We note your response to our prior comment 31. Please remove marketing and promotional language from the description of mCig, including that it focuses on two trends that are "sweeping the globe" and that eCigs are being adopted by "the world's 1.2 Billion smokers." Please also provide support for or remove the statements that the mCig is the "world's most affordable" loose-leaf eCig, and that the mCig provides a "superior" smoking experience and delivers a "smoother" inhalation experience.

19. Please refer to the top paragraph on page 20. Please remove references to future products that may be developed by either mCig or Vapolution, and to the extent you wish to discuss future products that you are currently researching and developing, please provide greater detail about your plans and the anticipated costs and timeline associated with these product developments.

Manufacturing, page 22

20. We note your response to our previous comment 39 and the related revision. In the first and second paragraphs, you refer to "manufacturers." However, you refer to "manufacturer" in the third paragraph. Please reconcile the difference. Please clarify here that your manufacturer or all manufacturers, as the case may be, are located in China, as appears to be the case from you disclosure on page 11. If this is not the case, please advise and revise your disclosure accordingly, and designate which, if any, location is your primary manufacturer, and how you determine the quantify to be produced at each location.

Plan of Operations, page 24

21. We note your response to our prior comment 40 and reissue in part. Where applicable, discuss the associated costs accompanying proposed steps in your business plan. For example, please discuss the anticipated costs associated with

the billboards, endorsements, retail store distributions, lab testing, labeling and new product launches. Please also address any needed funds for implementing the planned business and if funding is not currently available, please also make that clear. In addition please clarify the timeline for implementation of your Retail Store Distribution and New Product Flavors and Categories.

22. Please revise to state as your belief that the billboards will drive traffic to your website and social media increasing brand awareness and contributing to sales growth.

23. We note the reference to Bam Margera endorsing VitaCig. If he was paid for the endorsement please disclose that fact. Please provide a supplemental consent from Mr. Margera to being cited in the prospectus. Please also revise to state as your belief that endorsements will drive traffic and sales growth.

Liquidity and Financial Condition, page 25

24. Please disclose the (i) amount of any funding you have received from mCig after February 28, 2014, (ii) purpose for and type of (e.g., loan or capital contribution) and (iii) material terms and conditions associated with the funding.

Financial Statements, page F-1

25. If your filing is not effective prior to July 13, 2014, please update the financial statements, and all associated disclosures, included in the filing pursuant to Rule 8-08 of Regulation S-X.

Notes to Financial Statements, page F-6

Note 2. Summary Significant Accounting Policies, page F-6

Revenue Recognition, page F-6

26. Please expand your disclosure to distinguish your revenue recognition between sales performed online and through your distribution network. For sales online, disclose the point in time when you consider the sales to be realized. For non-online sales, clarify whether distributors, retailers or ultimate consumers/end users are your direct customers from which you recognize revenues.

Signatures, page II-4

27. We note your response to our prior comment 52 and reissue. Please have your controller or principal accounting officer sign your registration statement in their individual capacity. Refer to the Instructions to Form S-1.

Exhibit 5.1

28. Please revise to have counsel consent to having the opinion filed as an exhibit to the registration statement.

You may contact Stephen Kim at (202) 551-3291 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor

cc: via-email
        William Robinson Eilers, Esq.